UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Dole Food Company, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number)

Roberta Wieman 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256603 101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS David H. Murdock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 56,674,244
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,674,244
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,674,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%[1]
14	TYPE OF REPORTING PERSON IN, HC

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012

CUSIP No. 256603 101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012.

CUSIP No. 256603 101	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012.

CUSIP No. 256603 101	Page 5 of 6 Pages

This Amendment No. 12 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons, as previously amended. This Amendment, and the Original Schedule 13D, relate to the shares of Common Stock, par value $0.001 per share (“Common Stock”) of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D, as previously amended, is not amended or supplemented in any respect.

Item 4. Purpose of Transaction

Item 4 as previously amended is revised to add the following:

In relation to a previously described term loan, certain shares pledged to secure the loan were released. The number of pledged shares is now 20,435,086.

Item 6. Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 as previously filed is amended to add the following:

In connection with an Acquisition Agreement between Dole Food Company, Inc. and Itochu Corporation, Mr. Murdock entered into a voting agreement committing him to vote in favor of the transaction.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.8 Voting Agreement dated as of September 17, 2012

CUSIP No. 256603 101	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2012

By:	/s/ David H. Murdock
Name:	David H. Murdock, individually and as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

Exhibit 99.8

VOTING AGREEMENT

This VOTING AGREEMENT, made as of September 17, 2012 (“Agreement”), between ITOCHU Corporation, a Japanese kabushiki kaisha (“ITOCHU”), and David H. Murdock (“Stockholder”).

RECITALS

Dole Food Company, Inc., a Delaware corporation (“Dole”), and ITOCHU are entering into that certain Acquisition Agreement (the “Acquisition Agreement”) of even date herewith, pursuant to which ITOCHU will be acquiring Dole’s Asia Fresh Business and Worldwide Packaged Food Business (capitalized terms used but not defined herein have the meanings stated in the Acquisition Agreement).

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and in order to induce ITOCHU to enter into the Acquisition Agreement, ITOCHU and Stockholder hereby agree as follows:

1. Agreement to Vote. Stockholder irrevocably and unconditionally agrees that, except as approved in writing by ITOCHU, he shall, at the Stockholders Meeting, if any, vote, or cause to be voted by any holder of record, all of the shares of Dole common stock as to which he then is the beneficial owner (the “Covered Shares”): (i) in favor of approval of the transactions contemplated by the Acquisition Agreement (the “Transactions”) and any other matters necessary for consummation of the Transactions; and (ii) against (A) any Acquisition Proposal, (B) any other action or transaction in competition with, or that materially impedes, interferes with, delays, postpones or adversely affects, the Transactions or the approval of the Acquisition Agreement and (C) any action or transaction that results in a breach in any material respect of any covenant, representation or warranty of Dole under the Acquisition Agreement.

2. Certain Covenants of Stockholder. Stockholder hereby covenants that, prior to the End Date (as defined below), except (A) as approved in writing by ITOCHU, (B) in connection with that certain Forward Purchase Agreement dated October 22, 2009, between the Stockholder and 2009 Dole Food Automatic Common Exchange Security Trust (the “Forward Purchase Agreement”) or the transactions contemplated thereby or (C) as required by applicable law, Stockholder shall not (and shall not permit any entity under Stockholder’s control to): (i) tender into any tender or exchange offer for shares of Dole common stock; (ii) directly or indirectly sell, transfer, assign, encumber or otherwise dispose of any shares of Dole common stock he beneficially owns on the date hereof, except in connection with a pledge of Covered Shares by Stockholder that does not prohibit or otherwise restrict Stockholder from voting such Covered Shares in accordance with Section 1 above; (iii) enter into any Contract with respect to any of the foregoing; or (iv) enter into or grant at any time prior to the End Date, any voting agreement or voting trust or proxy with respect to any Covered Shares which is inconsistent with Stockholder’s obligations under this Agreement, and none of Stockholder or any entity under Stockholder’s control has done so to date.

3. Termination. This Agreement shall terminate on the earliest of (a) the Closing, (b) the termination of the Acquisition Agreement in accordance with its terms, and (c) delivery of written notice of termination of this Agreement by ITOCHU to Stockholder (the “End Date”). The foregoing notwithstanding, any liability incurred by any party hereto as a result of a breach of this Agreement prior to any such termination shall survive the termination of this Agreement.

4. Stockholder Capacity. This Agreement is being entered into by Stockholder solely in his capacity as a beneficial owner of Shares, and nothing in this Agreement shall restrict or limit: (a) the ability of Stockholder to take any action in his capacity as a director or officer of Dole; or (b) Stockholder from voting in Stockholder’s sole discretion on any matter other than the matters referred to in Section 1 hereof.

5. Miscellaneous.

(a) Amendment, Modification and Waiver. Severability. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, or (b) on the second Business Day following the date of dispatch if delivered by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Stockholder, to: David H. Murdock One Dole Drive Westlake Village, CA 91362 with a copy to: C. Michael Carter One Dole Drive Westlake Village, CA 91362

If to ITOCHU, to:

ITOCHU Corporation

5-1, Kita-Aoyama 2-chome

Minato-ku, Tokyo 107-8077

Japan

Tel: +81-3-3497 -6260

Fax: +81-3-3497-6267

Attn: General Manager of Agri Products Dept.

with a copy to:

Squire Sanders (US) LLP

Ebisu Prime Square Tower 16F

1-39, Hiroo 1-chome

Shibuya-ku, Tokyo 150-0012

Japan

Tel: +81-3-5774-1800

Fax: +81-3-5774-1818

Attn: Ken Kurosu, Esq.

2

(c) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior or contemporaneous written or oral agreements, arrangements, communications and understandings between the parties in respect thereof.

3

(d) No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(e) Governing Law; Submission to Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to it shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the conflicts of laws principles thereof. The parties irrevocably agree that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates may be brought and determined in any federal or state court located in the State and City of New York, or in any other court of competent jurisdiction. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(f) Enforcement. The parties agree that irreparable damage would occur in the event of breach of this Agreement. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction to prevent breaches of this Agreement and to enforce specifically the terms of this Agreement, this being in addition to any other remedy to which such party may be entitled. Each of the parties hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Legal Requirement to post security as a prerequisite to obtaining equitable relief.

(g) Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(h) Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ITOCHU Corporation	STOCKHOLDER

Masahiro Okafuji	David H. Murdock
President & CEO

5